# Man Investments Inc.
## Statement of Financial Condition
## December 31, 2015

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 12,041,214 |
| Due from affiliates | | 13,442,482 |
| Prepaid expenses | | 1,198,041 |
| Fees receivable from affiliates | | 820,161 |
| Total assets | $ | 27,501,898 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---:|
| Accrued expenses and other payables | $ | 5,283,575 |
| Payable to broker dealers | | 878,371 |
| Due to affiliates | | 2,235,590 |
| State taxes payable to affiliate | | 602,096 |
| Total liabilities | | 8,999,632 |

| | | |
|---|---|---:|
| Common stock, $1 par value; 10,000 shares authorized and 3,600 issued and outstanding | | 3,600 |
| Additional paid-in capital | | 33,591,400 |
| Accumulated deficit | | (15,092,734) |
| Total stockholder's equity | | 18,502,266 |
| Total liabilities and stockholder's equity | $ | 27,501,898 |

The accompanying notes are an integral part of this financial statement.